Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Listing Qualifications

By Electronic Mail

February 8, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 8, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Evo Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A common stock and one-half of one redeemable warrant
Class A common stock, par value $0.0001 per share
Warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

[signature]